UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
 EXCHANGE ACT OF 1934

For the month of August 2016

Commission File Number:  001-33179

AEGEAN MARINE PETROLEUM NETWORK INC.
(Translation of registrant's name into English)

10, Akti Kondili
185 45, Piraeus
 Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 to this Report on Form 6-K is a copy of the press release of Aegean Marine Petroleum Network Inc. (the "Company"), dated August 17, 2016, announcing that an independent committee of the Company's Board of Directors has authorized the repurchase of the 11,303,031 million shares currently owned by the Company's founder and head of corporate development Dimitris Melissanidis.

The information contained in this Report on Form 6-K, except for the commentary of E. Nikolas Tavlarios and Dimitris Melissanidis contained in Exhibit 99.1, is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-189813) that was filed with the U.S. Securities and Exchange Commission effective August 30, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGEAN MARINE PETROLEUM NETWORK INC. (registrant)

Dated: August 18, 2016	By:	/s/ E. Nikolas Tavlarios
		Name:	E. Nikolas Tavlarios
		Title:	President

Exhibit 99.1

Aegean Marine Petroleum Network Inc. to Repurchase 11,303,031 Shares Owned by Dimitris Melissanidis

Share Repurchase Expected to be Immediately and Significantly Accretive to Earnings Per Share

Dimitris Melissanidis, the Founder of Aegean Marine Petroleum Network Inc. and
Head of Corporate Development, to Become a Consultant to the Company

NEW YORK, August 17, 2016 – Aegean Marine Petroleum Network Inc. (NYSE: ANW) ("Aegean" or the "Company") today announced that an independent committee of the Company's Board of Directors has authorized the repurchase of the 11,303,031 million shares currently owned by Aegean founder Dimitris Melissanidis.

Under the terms of the authorization, the Company will repurchase the shares at a price of $8.81 per share, based on the close of trading on August 16, 2016. The total repurchase represents approximately 22% of Aegean's shares outstanding.

In connection with this announcement, Mr. Melissanidis will step down from his role as Head of Corporate Development at Aegean, effective immediately. He will continue as a consultant to the Company to provide guidance to management and ensure a seamless transition.

"As Aegean's founder and a pioneer in the bunkering industry, we thank Dimitris for his extraordinary leadership and dedication to the Company since its inception more than 21 years ago," said E. Nikolas Tavlarios, Aegean's President. "We have a strong team in place to continue executing on our strategy, serving our customers, and creating value for our shareholders. We are pleased that Dimitris will remain involved with Aegean as a consultant and continue to provide valuable guidance."

"I am honored to have played a role in Aegean's evolution, and I am proud that today the Company is a dynamic leader in the maritime shipping and bunkering industries," said Mr. Melissanidis. "I look forward to continuing to work closely with the leadership team as an advisor and to watching Aegean continue on its trajectory of growth and success."

"We believe this sizeable repurchase of the Company's shares underscores the Board's confidence in Aegean's prospects, and will provide meaningful and immediate earnings accretion for all Aegean shareholders," continued Mr. Tavlarios. "We are fortunate to have a solid balance sheet and strong free cash flow, which provide us the opportunity to repurchase shares while continuing to invest in our business to drive continued growth and shareholder value."

About Aegean Marine Petroleum Network Inc.

Aegean Marine Petroleum Network Inc. is an international marine fuel logistics company that markets and physically supplies refined marine fuel and lubricants to ships in port and at sea. The Company procures product from various sources (such as refineries, oil producers, and traders) and resells it to a diverse group of customers across all major commercial shipping sectors and leading cruise lines. Currently, Aegean has a global presence in over than 30 markets and a team of professionals ready to serve our customers wherever they are around the globe. For additional information please visit: www.ampni.com

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "intend," "anticipate," "estimate," "project," "forecast," "plan," "potential," "may," "should," "expect" and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include our ability to manage growth, our ability to successfully consummate, integrate and realize the expected benefits from acquisitions, our ability to successfully consummate proposed transactions, our ability to maintain our business in light of our proposed business and location expansion, our ability to obtain double hull secondhand bunkering tankers, the outcome of legal, tax or regulatory proceedings to which we may become a party, adverse conditions in the shipping or the marine fuel supply industries, our ability to retain our key suppliers and key customers, material disruptions in the availability or supply of crude oil or refined petroleum products, changes in the market price of petroleum, including the volatility of spot pricing, increased levels of competition, compliance or lack of compliance with various environmental and other applicable laws and regulations, our ability to collect accounts receivable, changes in the political, economic or regulatory conditions in the markets in which we operate, and the world in general, our failure to hedge certain financial risks associated with our business, our ability to maintain our current tax treatments and our failure to comply with restrictions in our credit agreements, our ability to attract and retain senior management and other key employees, and other factors. Please see our filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events, except as otherwise required by applicable law.

Contact:
Aegean Marine Petroleum Network Inc.
(212) 430-1098